SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 26, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina - November 26, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS; ByMA:IRSA), Argentina's leading Real Estate company, informs the market about the information that will be shared in the Investor Day to be held today in New York City to celebrate IRSA's 30 years listing anniversary on the New York Stock Exchange ("NYSE").

In this regard, the Company announces that it is in the process of acquiring a new shopping mall in Greater Buenos Aires for an amount of USD 27.75 million, which is expected to be completed in the coming days.

Additionally, the Company reports the progress in the commercialization process of the first stage of the "Ramblas del Plata" project, which consists of 14 lots with 126,000 sqm, representing 18% of the total saleable area of the project. To date, the Company has received purchase or land swap offers from local developers for all the lots. If the transactions are completed, 3 lots will be paid in cash for a total of approximately USD 40 million, and the rest will be through barter agreements, receiving functional units in their projects for approximately 16,500 sqm once the works are completed.

In the coming months, the Company will begin infrastructure work on the "Ramblas del Plata" plot while the aforementioned agreements are being signed.

These events reaffirm IRSA's strategy to continue expanding its portfolio through acquisitions and new commercial and residential developments in Argentina, with huge growth potential.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 26, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets